

December 30, 2010

Qinan Ji
Chairman and Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province, China

> **Re:** **China Natural Gas, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed October 1, 2010**
> **File No. 001-34373**

Dear Mr. Qinan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A Controls and Procedures, page 64

Management's Report on Internal Control over Financial Reporting (Restated), page 65

1. We note your disclosure stating "the Company's policies and procedures as of December 31, 2009 were not sufficient to provide reasonable assurance…" Your disclosure does not describe management's assessment of the effectiveness of your internal control over financial reporting. Accordingly, your current disclosure does not provide an adequate conclusion. Please confirm and revise your disclosure to include a conclusion that complies with Item 308(a)(3) of Regulation S-K.

Management's Remediation Initiatives, pages 64 and 65

2. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please address the following:

   - in connection with your process to determine whether your internal control over financial reporting was effective as of December 31, 2009, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations;
   - if you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting;
   - if you maintain your books and records in accordance with U.S. GAAP, please describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP; and
   - if you do not maintain your books and records in accordance with U.S. GAAP, please tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Please describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

3. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   - the nature of his or her contractual or other relationship to you;
   - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

4. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

   - the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

5. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

6. We note that you identified Carl Yeung as an audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Item 10. Directors, Executive Officers, and Corporate Governance, page 67

7. Please describe the business experience of your executive officers and directors for the past five years without any gaps or ambiguities, or clarify your disclosure by adding dates or the duration of employment. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure. Refer to Item 401(e)(1) of Regulation S-K.

8. Please include disclosure regarding the board's assessment of director qualifications required by Item 401(e) of Regulation S-K. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements. For additional guidance, please also refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 116.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Board of Directors, page 69

9. We note that your disclosure under this heading does not address each event set forth in Item 401(f) of Regulation S-K. To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please provide negative disclosure for each event. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, page 70

10. We were unable to locate on your website any Forms 3, 4 and 5 filed in 2010. Please post the required statements on your website. Refer to Securities Exchange Act Section 16(a)(4)(C) and Rule 16a-3(k). Please also confirm you will do so in the future.

Item 11. Executive Compensation, page 71

Compensation Discussion and Analysis, page 71

Other Compensation, page 73

11. We note your disclosure under this heading regarding certain pension benefits. Please provide the tabular disclosure for these benefits required by Item 402(h) of Regulation S-K or tell us why you are not required to do so. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Summary Compensation Table, page 74

12. It does not appear that the amounts reported in the "Options Awards" column of this table reflect the aggregate grant date fair value of option awards as computed in accordance with FASB Accounting Standards Codification Topic 718. Please revise to report the aggregate grant date fair value of options as required by Item 402(c)(2)(vi) of Regulation S-K, and explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure. If appropriate, please also revise your director compensation disclosure on page 78 consistent with this comment and Item 402(k)(2)(iv) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 82

13. We note your 302 and 906 officer certifications dated September 30, 2010 reference Form 10-K instead of Form 10-K/A. Please confirm to us that your representations in each certification are intended to refer to the officer's review of the disclosures in Form 10-K/Amendment No. 2 which was filed on October 1, 2010.

14. We note that Exhibit 23.1 refers to the independent public accounting firm's consent filed on July 2, 2009. Please confirm that you received the consent of the independent public accounting firm (Frazer Frost, LLP) to the incorporation by reference of the Company's December 31, 2010 Form 10-K/A in the registration statement on Form S-3 filed June 22, 2009 relating to the consolidated financial statements or tell us why it is not required. Please note that Item 601(b)(23)(ii) of Regulation S-K requires the filing of a consent as an exhibit to your Form 10-K where the filing of a written consent is required with respect to material incorporated by reference in a previously filed registration statement under the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, or in her absence, the undersigned at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief